Via Facsimile and U.S. Mail
Mail Stop 6010

January 17, 2006


Mr. Philippe Poncet
Chief Financial Officer
Transgene SA
11, rue de Molsheim
67000 Strasbourg, France


**Re:     Transgene SA**
**        Form 20-F for the Fiscal Year Ended December 31, 2004**
**        Filed May 16, 2005**
**        File No. 005-50544**

Dear Mr. Poncet:

        We have completed our review of your Form 20-F and have no further comment at this time.

                                        Sincerely,


                                        Jim Atkinson
                                        Accounting Branch Chief